Quarterly Report

For the three months ended March 31, 2002

82-1716

Power Financial Corporation

751 Victoria Square, [illegible]ec, Canada H2Y 2J3
Telephone (51[illegible] er (514) 286-7424

TO THE SHAREHOLDERS

OPERATING EARNINGS Power Financial Corporation's operating earnings for the first quarter of 2002 were $237 million or $0.65 per share, compared with $193 million or $0.54 per share for the same period in 2001. On a per share basis, operating earnings increased 20.4 per cent over 2001, primarily reflecting strong growth in earnings at Great-West Lifeco Inc. and Investors Group Inc.

NET EARNINGS Net earnings in the first quarter of 2001 also included goodwill amortization of $16 million, and other income of $21 million which represented the Corporation's share of non-operating income recorded within the Pargesa group. Under revised accounting standards, which took effect on January 1, 2002, goodwill is no longer amortized.

Therefore net earnings were $198 million or $0.55 per share in the first quarter of 2001, compared with $237 million or $0.65 per share for the same period of 2002.

SUBSIDIARIES' AND AFFILIATE'S RESULTS

GREAT-WEST LIFECO INC. Net income attributable to common shareholders of Great-West Lifeco Inc. for the first quarter of 2002 was $222 million or $0.602 per share, compared with $166 million or $0.446 per share for the same period in 2001.

Adjusting first quarter results of 2001 to reflect the new accounting standards related to goodwill, earnings per share would have been $0.489 in 2001, compared with $0.602 in the first quarter of 2002.

INVESTORS GROUP INC. Net income attributable to common shareholders of Investors Group Inc. for the first quarter of 2002 was $116 million or $0.440 per share, compared with $64 million or $0.304 per share for the same period in 2001.

Adjusted for new accounting standards related to goodwill, earnings per share would have been $0.310 in the first quarter of 2001, compared with $0.440 in 2002.

PARJOINTCO N.V. Parjointco N.V., which holds Power Financial Corporation's interest in Pargesa Holding S.A., contributed $1 million to Power Financial's net earnings, as compared with $24 million in 2001. The figure for 2001 included $21 million representing the Corporation's share of non-operating earnings recorded by Pargesa.

dlw 9/24

First quarter earnings of Pargesa in 2002 have been adjusted to conform to new accounting standards relating to goodwill. These adjustments had a positive impact of $0.02 on Power Financial's earnings per share.

DIVIDENDS

A quarterly dividend was declared on the Series A First Preferred Shares payable August 15, 2002 to shareholders of record July 25, 2002 in an amount to be determined by applying the Quarterly Dividend Rate, as defined in the Articles of Continuance of the Corporation, to $25.00.

A quarterly dividend of $0.4375 per share was declared on the First Preferred Shares, Series B payable August 31, 2002 to shareholders of record August 9, 2002.

A quarterly dividend of $0.3250 per share was declared on the First Preferred Shares, Series C payable July 31, 2002 to shareholders of record July 10, 2002.

A quarterly dividend of $0.34375 per share was declared on the First Preferred Shares, Series D payable July 31, 2002 to shareholders of record July 10, 2002.

A quarterly dividend of $0.328125 per share was declared on the First Preferred Shares, Series E payable July 31, 2002 to shareholders of record July 10, 2002.

A quarterly dividend of $0.26 per share was declared on the common shares payable August 1, 2002 to shareholders of record June 28, 2002. This represents an increase of $0.02 or 8.3 per cent over the previous quarterly dividend of $0.24.

On behalf of the Board of Directors,

Paul Desmarais, Jr.
Chairman

Robert Gratton
President and Chief Executive Officer

May 22, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

Forward-looking Statements This report includes forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, economic and financial conditions globally, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

The following is a discussion and analysis of the interim consolidated financial condition and results of operations of Power Financial Corporation ("Power Financial" or the "Corporation") for the three-month period ended March 31, 2002. This document should be read in conjunction with: the unaudited Interim Consolidated Financial Statements of Power Financial and notes thereto for the three-month period ended March 31, 2002; Management's Discussion and Analysis of Operating Results included in the annual report of the Corporation for the year ended December 31, 2001; and the Consolidated Financial Statements and notes thereto for the year ended December 31, 2001.

Through its controlling interests in Great-West Lifeco Inc. ("Lifeco") and Investors Group Inc. ("Investors Group"), Power Financial holds substantial interests in the financial services industry in Canada and the United States. Power Financial also holds, jointly with the Frère group of Belgium, a significant interest in Pargesa Holding S.A. ("Pargesa"). The Pargesa group has substantial holdings in a group of major media, energy, water, waste services and specialty minerals companies based in Europe.

The information contained herein concerning the Corporation's subsidiaries has been summarized from quarterly information publicly disclosed by them. Information concerning the three-month results of Pargesa has been based on that company's press release issued on May 15, 2002.

In establishing its statement of earnings, Power Financial uses the flow-through presentation as reported by Pargesa. Pargesa's financial statements have been adjusted to conform to Canadian GAAP. In that respect, Pargesa's earnings for the first quarter of 2002 have been adjusted for goodwill, which under new Canadian standards is no longer amortized. Based on information provided by the European affiliate, Power Financial's share of these adjustments (which relate primarily to Bertelsmann AG) amounted to $0.02 per share for the period ended March 31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

THREE-MONTH RESULTS

In this section, the principal subsidiaries, namely Lifeco and Investors Group, which make the most significant contribution to the earnings of the Corporation, are accounted for on the equity basis.

Net earnings of the Corporation for the three-month period are subdivided into the following components:

– operating earnings, which include the Corporation's share of earnings of its subsidiaries and affiliate, before other income, as well as results from corporate activities.
  In order to provide the reader with a more accurate basis for comparison in analysing operating activities given the introduction of new rules regarding goodwill (which is no longer amortized), operating earnings for 2001 are presented before goodwill amortization (both amortization of the Corporation's own goodwill on its investments and its share of goodwill recorded by subsidiaries and affiliate).
– goodwill amortization, which refers only to 2001 (see above).
– other income.

EARNINGS SUMMARY

Period ended March 31 (in millions of dollars, except per share amounts)

(unaudited)	2002		2001	
	Total [1]	per share	Total [1]	per share
Operating earnings	237	0.65	193	0.54
Goodwill amortization	–	–	(16)	(0.05)
Other income	–	–	21	0.06
Net earnings	237	0.65	198	0.55

(1) Before dividends on preferred shares

OPERATING EARNINGS For the three-month period ended March 31, 2002, operating earnings were $237 million or $0.65 per share, as against $193 million or $0.54 per share in 2001. This represents a 20.4 per cent increase on a per share basis. Increased contribution from both Lifeco and Investors Group was partly offset by a decrease in share of earnings from the European affiliate and lower returns on short-term investments.

GOODWILL AMORTIZATION Goodwill, which is no longer amortized since January 1st of this year under Canadian accounting standards, resulted in an expense of $16 million or $0.05 per share in the first quarter of 2001. Goodwill amortization consisted primarily of the Corporation's share of goodwill recorded by its subsidiaries and affiliate.

OTHER INCOME Other income was nil during the first quarter of 2002. In 2001, the Corporation recorded its share of non-operating earnings within the Pargesa group, which amounted to $21 million or $0.06 per share.

NET EARNINGS Net earnings were $237 million or $0.65 per share in the first quarter of 2002, as against $198 million or $0.55 per share in the corresponding period of 2001.

CASH FLOW

On a consolidated basis, cash and cash equivalents decreased during the three-month period by $200 million, as compared with an increase of $57 million during the same period of last year.

Operating activities were a net outflow of $347 million during the period of 2002, compared with a net inflow of $184 million for the corresponding period of 2001. Financing activities resulted in a net outflow of $207 million in 2002, compared with a net outflow of $170 million in 2001.

Cash flow from investing activities resulted in a net inflow of $354 million in 2002, compared with a net inflow of $43 million in 2001.

DIVIDEND PER COMMON SHARE

Power Financial declared a dividend of 26 cents per common share for the first quarter of 2002. This represents an increase of 2 cents or 8.3 per cent over the previous quarterly dividend of 24 cents. Compared with 22 cents for the same quarter a year ago, the increase is 18 per cent.

SHAREHOLDERS' EQUITY

Power Financial's shareholders' equity amounted to $5,941 million at March 31, 2002, compared with $5,828 million at the end of 2001. The increase of $113 million is primarily due to:

- an increase of $143 million in retained earnings,
- partly offset by a $32 million decrease in foreign currency translation adjustments primarily related to the Corporation's indirect investment in Pargesa.

Lifeco reported net income attributable to common shareholders of $222 million or $0.602 per common share for the three months ended March 31, 2002, compared with $0.446 per common share reported for the first quarter 2001 ($0.489 prior to goodwill amortization).

HIGHLIGHTS

- Total premiums and deposits were up 2 per cent from a year ago.
- Return on common shareholders' equity was 21.2 per cent for the twelve months ended March 31, 2002, compared with 20.3 per cent in 2001, excluding 2001 non-recurring items from both calculations.
- Quarterly dividends declared were $0.225 per common share for June 28, 2002. Dividends paid on common shares for the three months of 2002 were 22 per cent higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company ("Great-West Life") in Canada and Great-West Life & Annuity Insurance Company ("GWL&A") in the United States, together with Lifeco's corporate results. The following comparative figures for 2001 have been adjusted to exclude goodwill amortization.

In Canada, Great-West Life's first quarter net income attributable to common shareholders increased 16 per cent to $107 million from $92 million at March 31, 2001. Including the Canadian portion of Lifeco corporate results, Canadian consolidated net earnings of Lifeco for the first quarter of 2002 were $103 million, compared with $90 million a year ago.

Great-West Life's net income for the three months ended March 31, 2002 included a gain of $31 million realized on the sale of London Life Insurance Company's interests in London Guarantee Insurance Company, essentially offset by an increase in credit loss provisions related to technology holdings, and a strengthening of corporate and actuarial reserves.

Total assets under administration of Great-West Life at March 31, 2002 were $54.3 billion, up 5 per cent from a year ago.

In the United States, GWL&A's first quarter net income attributable to common shareholders increased 27 per cent to US$78 million from US$62 million at March 31, 2001. Including the United States portion of Lifeco corporate results and translated to Canadian dollars, Lifeco's United States consolidated net earnings for the first quarter of 2002 were $119 million, compared with $92 million a year ago.

Total assets under administration of GWL&A were $44.1 billion at March 31, 2002, up 6 per cent from a year ago.

GREAT-WEST LIFECO INC.

FINANCIAL HIGHLIGHTS

For the three months ended March 31 (in millions of dollars, except per share amounts) (unaudited)	2002			2001			Change (%)
	Canada	U.S.	Total	Canada	U.S.	Total	
Premiums							
Life insurance, guaranteed annuities and insured health products	1,033	750	1,783	970	836	1,806	(1)
Reinsurance and property and casualty	1,125	–	1,125	600	–	600	88
Self-funded premium equivalents (ASO contracts) (1)	326	2,150	2,476	302	2,368	2,670	(7)
Segregated funds deposits: (1)							
Individual products	617	199	816	558	137	695	17
Group products	260	1,075	1,335	266	1,323	1,589	(16)
Total premiums and deposits	3,361	4,174	7,535	2,696	4,664	7,360	2
Fee and other income	102	361	463	95	384	479	(3)
Paid or credited to policyholders	2,377	925	3,302	1,768	1,052	2,820	17
Net income attributable to:							
Preferred shareholders	7	–	7	7	–	7	–
Common shareholders	103	119	222	75	91	166	34
Goodwill amortization adjustment (2)	–	–	–	15	1	16	
Adjusted net income attributable to common shareholders (2)	103	119	222	90	92	182	22
Return on common shareholders' equity (12 months)							
Net income			14.6%			18.7%	
Adjusted net income (2)			21.2%			20.3%	
Per common share							
Basic earnings			0.602			0.446	35
Goodwill amortization adjustment (2)			–			0.043	
Adjusted basic earnings (2)			0.602			0.489	23
Dividends paid			0.225			0.185	22
Book value			10.77			10.31	4
At March 31							
Total assets	34,613	23,948	58,561	33,737	23,722	57,459	2
Segregated funds assets (1)	19,708	20,152	39,860	18,083	17,976	36,059	11
Total assets under administration	54,321	44,100	98,421	51,820	41,698	93,518	5
Capital stock and surplus			4,502			4,364	3

(1) Segregated fund deposits and self-funded premium equivalents (ASO contracts)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the company does earn fee and other income related to these contracts.

Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

(2) In addition to net income, adjusted net income for 2001 is also presented. 2001 results include a charge of $16 million after-tax or $0.043 per common share related to the amortization of goodwill. On January 1, 2002, the company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard Goodwill and Other Intangible Assets (see note 1 of the interim financial statements). Return on common shareholders' equity is also presented excluding 2001 non-recurring items.

INVESTORS GROUP INC.

Investors Group reported net income attributable to common shareholders for the three months ended March 31, 2002 of $116.5 million, compared with $64.1 million for the same period in 2001. Earnings per share were $0.440, compared with $0.304 in 2001 ($0.310 prior to goodwill amortization). The results for the three months reflected the acquisition of Mackenzie Financial Corporation ("Mackenzie") as of April 20, 2001.

A change in accounting estimate effective April 1, 2001, related to amortization of sales commissions reduced expenses and increased earnings by $19.8 million or $0.075 per share. Excluding this change, earnings per share for the quarter would have been $0.365 per share. Investors Group changed the period of amortization of these expenditures to reflect a more accurate estimate of their useful life. This estimate is also consistent with that used by Mackenzie and the industry generally.

HIGHLIGHTS

- Gross revenues for the first three months of 2002 were $505.9 million, compared with $296.3 million last year. Operating expenses were $303.7 million for the three months, compared with $181.6 million in the prior year.
- Client assets under management and administration at March 31, 2002 totalled $86.2 billion, compared with $44.5 billion at March 31, 2001, reflecting the increase in assets resulting from last year's acquisition of Mackenzie.
- Shareholders' equity at March 31, 2002 was $2.74 billion, compared with $2.68 billion at December 31, 2001. Return on average common equity for the three months, excluding goodwill amortization, was 19.8 per cent, compared with 23.4 per cent for the same period in 2001.

INVESTORS GROUP'S OPERATIONS

Mutual fund sales for the three-month period were $1.7 billion, compared with $2.0 billion in the prior year. Through Investors Group's own consultant network, mutual fund net sales increased 18.4 per cent from $481 million in 2001 to $570 million in 2002. Net sales of long-term funds (excluding money market funds) for the Investors Group consultant network were $484 million, 33.3 per cent above 2001 net sales of $363 million.

Mutual fund assets at March 31, 2002 of $43.1 billion increased 6.4 per cent, compared with $40.5 billion at March 31, 2001. Mutual fund assets in 2001 exclude $2.2 billion in Maxxum assets transferred to Mackenzie effective October 5, 2001.

Investors Group's redemption rate at March 31, 2002, excluding money market funds, was 9.1 per cent compared with 11.0 per cent a year ago.

MACKENZIE'S CANADIAN OPERATIONS

Mutual fund sales for the three-month period were $1.8 billion, compared with $1.6 billion in the prior year. Mutual fund net sales for the period were $241 million, compared with $345 million in the prior year. Net sales of long-term funds (excluding money market and managed yield funds) were $440 million for the period, compared with net redemptions of $38 million in 2001.

Mutual fund assets under management at March 31, 2002 were $34.7 billion, an increase of 13.0 per cent from $30.7 billion one year ago.

Mackenzie's redemption rate at March 31, 2002, excluding money market and managed yield funds, was 11.5 per cent compared with 10.8 per cent a year ago.

FINANCIAL HIGHLIGHTS

For the three months ended March 31 (in millions of dollars except per share amounts) (unaudited)	2002	2001	Change (%)
Net income available to common shareholders	116.5	64.1	81.8
Goodwill amortization adjustment (1)	–	1.4	
Adjusted net income available to common shareholders	116.5	65.5	78.0
Diluted earnings per share	0.440	0.304	44.7
Goodwill amortization adjustment (1)	–	0.006	
Adjusted diluted earnings per share	0.440	0.310	41.9
Dividends per share	0.205	0.175	17.1
Return on equity	19.8%	23.4%	
Mutual Funds			
Investors Group			
Sales	1,730.8	2,042.6	(15.3)
Net sales	569.5	581.6	(2.1)
Assets under management (2)	43,079.6	42,815.8	0.6
Mackenzie Financial Corporation (3)			
Sales	1,828.7	–	–
Net sales	240.8	–	–
Assets under management (2)	34,706.9	–	–
Combined mutual fund assets under management	77,786.5	42,815.8	81.7
Insurance in force (face amount)	25,126.9	22,016.0	14.1
Securities operations assets under administration (4)	4,418.8	2,651.5	66.7
Mortgages serviced (4)	7,463.0	7,037.5	6.0
Deposits and certificates (4)	680.8	213.7	218.6
Clients (4)	2,663,424	1,171,757	127.3
Client accounts (4)	9,657,048	4,949,756	95.1
Consultants	3,361	3,456	(2.7)
Employees (4)	3,507	2,061	70.2
Financial Planning Centres	103	102	1.0

(1) On January 1, 2002, Investors Group stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard Goodwill and Other Intangible Assets (see note 1 of the interim financial statements). 2001 results have been adjusted to present net income and earnings per share on a consistent basis.

(2) Assets of $2,214.5 million were transferred to Mackenzie on integration of Maxxum operations with Mackenzie effective October 5, 2001.

(3) For Canadian mutual fund operations only

(4) Includes Mackenzie Financial Corporation as at March 31, 2002.

Note: Certain comparative figures in this report have been restated to conform with current year presentation.

CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2002 (as released by Pargesa)

(in millions of SF) (unaudited)	First Quarter 2002	First Quarter 2001	Year 2001
Operating contribution of major holdings			
– Consolidated holdings (equity method):			
Imerys	20.0	18.4	84.1
RTL Group (until June 30, 2001)	–	3.0	9.7
Bertelsmann (from July 1, 2001)	(42.0)	–	(72.6)
– Non-consolidated holdings (dividends):			
TotalFinaElf	–	–	58.4
Suez	–	–	36.4
Operating contribution of major holdings	(22.0)	21.4	116.0
Operating contribution of other companies subject to equity accounting	1.4	1.4	11.9
Operating income contributed by holding companies	(5.2)	(5.9)	11.4
Operating income	(25.8)	16.9	139.3
Non-operating income of companies subject to equity accounting	0.3	9.9	(36.7)
Non-operating income of holding companies	(1.2)	72.8	328.2
Depreciation of goodwill by holding companies	(2.1)	(8.7)	(25.3)
Net income	(28.8)	90.9	405.5
Per share (SF): operating income	(15)	10	83
net income	(17)	54	242
Average number of shares outstanding (thousands)	1,676	1,673	1,676

It should be noted that the seasonality of earnings and the timing of dividend distributions by the holdings entail that Pargesa's first quarter results cannot be extrapolated to determine those for the full year.

CONSOLIDATED HOLDINGS

With regard to Imerys, the first quarter of 2002 featured a stabilized demand on the group's main markets, after its regular decline during the 2001 financial year. The effects of structural measures taken to reinforce the group and the close monitoring of borrowing costs led to an increase in earnings, with net recurring income growing by 13.3 per cent to €41.1 million.

Pargesa's share of Imerys' recurring income, after depreciation of goodwill and expressed in Swiss francs, increased by 9 per cent to SF20 million.

With regard to Bertelsmann, according to information given by the company, the net operating income of its divisions during the first quarter was higher than budget and above the figure for the first quarter of the previous year. The group's net profit for the first quarter was €2,538 million. It included an EBITA of €2,817 million, which featured capital gains of €2,797 million on AOL shares, a depreciation of goodwill for €199 million, interest expenses of €62 million, tax charges of €25 million and minority interests for €7 million.

Pargesa's share of Bertelsmann's profit is a negative amount of SF42 million, due to the reversal of capital gains on AOL already included in the purchase price allocation at the time of the exchange of RTL Group shares for Bertelsmann shares.

It should be noted that during the second quarter of 2002, Bertelsmann will pay GBL a dividend of €135 million, representing a share of SF98 million for Pargesa, which will substantially increase the Pargesa group's cash earnings. Out of this amount, SF46 million represents a preferred dividend, which will increase Bertelsmann's contribution to Pargesa's 2002 results.

NON-CONSOLIDATED HOLDINGS

The holdings in TotalFinaElf and Suez, which are carried at cost, did not provide any contribution during the first quarter, since their dividends, which are due to increase, will only be recorded during the second quarter.

NON-OPERATING INCOME

The non-operating income of holding companies for the period is non-significant, whereas during the first quarter of 2001, this item included mainly a SF74 million capital gain on the tender of Lasmo shares by GBL to the public takeover bid for this company by Eni.

DIVIDEND

The Annual General Meeting of Pargesa, which was held in Geneva on May 15, 2002, approved the payment of a dividend of SF80 per bearer share, up from SF75 in the previous year, showing a 7 per cent increase and representing a total distribution of SF134.1 million. Payment date will be May 22, 2002.

POWER FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(unaudited)

(in millions of dollars)	March 31, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents	1,920	2,120
Investments		
Shares	1,396	1,500
Bonds	32,535	32,585
Mortgages and other loans	15,094	15,237
Real estate	1,245	1,276
	50,270	50,598
Investment in affiliate, at equity	1,373	1,406
Goodwill and intangibles	4,944	4,796
Future income taxes	294	483
Other assets	7,675	7,666
	66,476	67,069
LIABILITIES		
Policy liabilities		
Actuarial liabilities	43,946	43,909
Other	3,451	3,690
Deposits and certificates	681	671
Long-term debt	2,425	2,437
Future income taxes	283	269
Other liabilities	5,236	5,791
	56,022	56,767
Non-controlling interests	4,513	4,474
SHAREHOLDERS' EQUITY		
Stated capital (Note 2)		
Preferred shares	750	750
Common shares	548	547
Retained earnings	4,346	4,202
Foreign currency translation adjustments	297	329
	5,941	5,828
	66,476	67,069

POWER FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)

For the three months ended March 31 (in millions of dollars, except per share amounts)	2002	2001
REVENUES		
Premium income	2,908	2,406
Investment income	983	942
Fee income	938	753
	4,829	4,101
EXPENSES		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	3,302	2,820
Commissions and operating expenses	957	865
Interest expense	38	15
	4,297	3,700
	532	401
Share of earnings of affiliate	1	3
Other income, net (Note 5)		21
Earnings before income taxes, amortization of goodwill and non-controlling interests	533	425
Income taxes	184	146
Amortization of goodwill		18
Non-controlling interests	112	63
Net earnings	237	198
Earnings per common share (Note 4)		
Basic	0.65	0.55
Diluted	0.65	0.54
Earnings before amortization of goodwill per common share		
Basic	0.65	0.60
Diluted	0.65	0.59

POWER FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited)

For the three months ended March 31 (in millions of dollars)	2002	2001
Retained earnings, beginning of year	4,202	3,663
Add		
Net earnings	237	198
	4,439	3,861
Deduct		
Dividends		
Preferred shares	10	8
Common shares	83	69
Other		1
	93	78
Retained earnings, end of period	4,346	3,783

POWER FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

For the three months ended March 31 (in millions of dollars)	2002	2001
OPERATING ACTIVITIES		
Net earnings	237	198
Non-cash charges (credits)		
Increase (decrease) in policy liabilities	(113)	573
Decrease (increase) in funds withheld by ceding insurers	215	(333)
Amortization and depreciation	7	21
Future income taxes	70	35
Non-controlling interests	112	63
Other	(875)	(373)
Cash from operating activities	(347)	184
FINANCING ACTIVITIES		
Dividends paid		
By subsidiaries to non-controlling interests	(50)	(34)
Preferred shares	(9)	(8)
Common shares	(83)	(69)
	(142)	(111)
Issue of common shares	1	
Issue of common shares by subsidiaries	9	6
Repurchase of common shares by subsidiaries	(38)	(32)
Repayment of long-term debt, commercial paper and other loans	(46)	(29)
Other	9	(4)
	(207)	(170)
INVESTMENT ACTIVITIES		
Bond sales and maturities	5,593	4,783
Mortgage loan repayments	431	733
Sale of shares	214	275
Change in loans to policyholders	(19)	(252)
Change in repurchase agreements	34	353
Investment in subsidiaries		(15)
Investment in bonds	(5,612)	(4,600)
Investment in mortgage loans	(297)	(943)
Investment in shares	(44)	(287)
Other	54	(4)
	354	43
Increase (decrease) in cash and cash equivalents	(200)	57
Cash and cash equivalents, beginning of year	2,120	1,831
Cash and cash equivalents, end of period	1,920	1,888

1. SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at March 31, 2002 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2001, except as noted below.

GOODWILL

Effective January 1, 2002, the Corporation adopted the recommendations of the CICA Handbook Section 3062 – Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets with an indefinite life will no longer be amortized but must be reviewed at least annually for impairment, and written down for impairment losses. Goodwill and intangible assets related to the acquisition of Mackenzie will be determined after a comprehensive evaluation of the fair value of the assets acquired and liabilities assumed is completed.

Any impairment loss resulting from the transitional impairment test will be recorded as a cumulative effect of change in accounting policy and charged to opening retained earnings. Other than the elimination of goodwill amortization charges and a reclassification of $129 million from Future Income Taxes to Goodwill on the Corporation's balance sheet, the new standards had no impact on the financial statements for the three months ended March 31, 2002.

FOREIGN CURRENCY TRANSLATION

On January 1, 2002, the Corporation adopted the recommendations of the CICA Handbook Section 1650 – Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. There is no material effect of this change in accounting policy on the financial statements of the Corporation.

STOCK-BASED COMPENSATION

Effective January 1, 2002, the Corporation adopted the recommendations of the CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments. Under this standard, all stock-based payments to non-employees must be accounted for using a fair value-based method of accounting. This new standard encourages, but does not require, the use of the fair value-based method to account for stock-based transactions with employees. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro-forma net income and pro-forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost. A subsidiary of the Corporation issued stock options during the period ended March 31, 2002. Utilization of the fair value-based accounting method would have no impact on net earnings or earnings per share presented in these financial statements.

COMPARATIVE FIGURES

Certain of 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

Authorized

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series, and of common shares.

Issued and Outstanding

	March 31, 2002		December 31, 2001	
	Number of Shares	Stated Capital	Number of Shares	Stated Capital
		(in millions of dollars)		(in millions of dollars)
Preferred Shares				
Series A First Preferred Shares	4,000,000	100	4,000,000	100
Series B First Preferred Shares	6,000,000	150	6,000,000	150
Series C First Preferred Shares	6,000,000	150	6,000,000	150
Series D First Preferred Shares	6,000,000	150	6,000,000	150
Series E First Preferred Shares	8,000,000	200	8,000,000	200
		750		750
Common Shares	346,856,840	548	346,701,840	547

STOCK OPTION PLAN

Options were outstanding at March 31, 2002 to purchase, until October 21, 2011, up to an aggregate of 7,230,000 shares, at various prices from $5.06250 to $33.73 per share.

3. SEGMENTED INFORMATION

INFORMATION ON PROFIT MEASURE

For the three months ended March 31, 2002 (in millions of dollars)

	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	2,908				2,908
Net investment income	942	31		10	983
Fee income	463	475			938
	4,313	506		10	4,829
EXPENSES					
Insurance claims	3,302				3,302
Commissions, other operating expenses	669	284		4	957
Interest expense		20		18	38
	3,971	304		22	4,297
	342	202		(12)	532
Share of earnings of affiliate			1		1
Earnings before the following:	342	202	1	(12)	533
Income taxes	104	80			184
Non-controlling interests	68	53		(9)	112
Contribution to consolidated net earnings	170	69	1	(3)	237

3. SEGMENTED INFORMATION (CONTINUED)

INFORMATION ON PROFIT MEASURE

For the three months ended March 31, 2001 (in millions of dollars)	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	2,406				2,406
Net investment income	904	23		15	942
Fee income	479	274			753
	3,789	297		15	4,101
EXPENSES					
Insurance claims	2,820				2,820
Commissions, other operating expenses	680	181		4	865
Interest expense		1		14	15
	3,500	182		18	3,700
	289	115		(3)	401
Share of earnings of affiliate			3		3
Other income – net			21		21
Earnings before the following:	289	115	24	(3)	425
Income taxes	96	51		(1)	146
Amortization of goodwill	16			2	18
Non-controlling interests	49	18		(4)	63
Contribution to consolidated net earnings	128	46	24		198

4. EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

For the three months ended March 31 (in millions of dollars)	2002	2001
Net earnings	237	198
Dividends on preferred shares	(10)	(8)
Net earnings available to common shareholders	227	190
Weighted number of common shares outstanding (millions)		
Basic	346.7	347.1
Exercise of stock options	7.2	7.4
Shares repurchased	(2.4)	(2.7)
Weighted number of common shares outstanding (denominator) (millions)		
Diluted	351.5	351.8

5. OTHER INCOME, NET

For the three months ended March 31 (in millions of dollars)	2002	2001
Share of Pargesa gains on disposal of long-term investments, net	–	21

827716

Quarterly Report

For the six months ended June 30, 2002

02 SEP 24 AM 9:03

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430 / Telecopier (514) 286-7424

Power Financial Corporation

TO THE SHAREHOLDERS

Power Financial Corporation's operating earnings for the six-month period ended June 30, 2002 were $534 million or $1.48 per share, compared with $457 million or $1.27 per share for the same period in 2001. This represents a 16.5 per cent increase on a per share basis, primarily reflecting growth in the Corporation's share of earnings from its subsidiaries and affiliate.

Net earnings for the first six months of 2001 included goodwill amortization of $45 million, Power Financial's share of specific charges recorded by Great-West Lifeco Inc. of $131 million and other income of a non-recurring nature of $214 million. Under revised accounting standards, which took effect on January 1, 2002, goodwill is no longer amortized. The Corporation had no other income of a non-recurring nature in the first six months of 2002.

Therefore, net earnings were $534 million or $1.48 per share for the six-month period ended June 30, 2002, compared with $495 million or $1.38 per share for the same period last year.

SECOND QUARTER RESULTS For the quarter ended June 30, 2002, operating earnings of the Corporation were $297 million or $0.83 per share, compared with $264 million or $0.73 per share in the second quarter of 2001, representing an increase of 13.6 per cent on a per share basis.

Net earnings for the second quarter of 2002 were $297 million or $0.83 per share, identical with the figure for the second quarter of 2001. Net earnings for the second quarter of 2001 included goodwill amortization of $29 million, the Corporation's share of specific charges recorded by Lifeco of $131 million, and other income of $193 million.

SUBSIDIARIES' AND AFFILIATE'S RESULTS

GREAT-WEST LIFECO INC. Net income attributable to common shareholders of Great-West Lifeco Inc. for the six-month period ended June 30, 2002 was $456 million or $1.236 per share, compared with $202 million or $0.543 per share for the same period in 2001.

Adjusted for goodwill amortization and specific charges, six-month earnings per share would have been $1.069 in 2001. On this basis, six-month earnings per share in 2002 of $1.236 represent an increase of 16 per cent over the 2001 figure.

INVESTORS GROUP INC. Net income attributable to common shareholders of Investors Group Inc. for the six-month period ended June 30, 2002 was $247 million or $0.931 per share, compared with $167 million or $0.722 per share for the same period in 2001, after excluding both the restructuring charge of $54.1 million after tax taken in the second quarter of last year related to the acquisition of Mackenzie Financial Corporation and goodwill amortization. This represents an increase of 28.9 per cent on a per share basis.

A change in accounting estimates effective April 1, 2001, related to amortization of sales commissions, reduced expenses and increased earnings for the six months ended June 30, 2002 by $19.8 million after tax or $0.074 per share. This change was made to bring Investors into line with Mackenzie Financial and industry practice. Excluding this change, earnings per share for the six-month period would have been $0.857, an increase of 18.7 per cent over the 2001 figure.

PARJOINTCO N.V. Parjointco N.V. holds Power Financial Corporation's interest in Pargesa Holding S.A. For the six-month period ended June 30, 2002, the net contribution from this European affiliate was $46 million, compared with $50 million in the corresponding period of 2001.

DIVIDENDS ON PREFERRED SHARES

A quarterly dividend was declared on the Series A First Preferred Shares payable November 15, 2002 to shareholders of record October 25, 2002 in an amount to be determined by applying the Quarterly Dividend Rate, as defined in the Articles of Continuance of the Corporation, to $25.00.

A quarterly dividend of $0.4375 per share was declared on the First Preferred Shares, Series B payable November 30, 2002 to shareholders of record November 8, 2002.

A quarterly dividend of $0.3250 per share was declared on the First Preferred Shares, Series C payable October 31, 2002 to shareholders of record October 10, 2002.

A quarterly dividend of $0.34375 per share was declared on the First Preferred Shares, Series D payable October 31, 2002 to shareholders of record October 10, 2002.

A quarterly dividend of $0.328125 per share was declared on the First Preferred Shares, Series E payable October 31, 2002 to shareholders of record October 10, 2002.

An initial quarterly dividend of $0.43240 per share was declared on the First Preferred Shares, Series F payable October 31, 2002 to shareholders of record October 10, 2002.

DIVIDEND ON COMMON SHARES

A quarterly dividend of $0.26 per share was declared on the common shares payable November 1, 2002 to shareholders of record September 30, 2002.

On behalf of the Board of Directors,

Paul Desmarais, Jr.
Chairman

Robert Gratton
President and Chief Executive Officer

August 1, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

FORWARD-LOOKING STATEMENTS This report may include forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, economic and financial conditions globally, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

The following is a discussion and analysis of the interim consolidated financial condition and results of operations of Power Financial Corporation ("Power Financial" or the "Corporation") for the three-month and six-month periods ended June 30, 2002. This document should be read in conjunction with: the unaudited Interim Consolidated Financial Statements of Power Financial and notes thereto for the three-month and six-month periods ended June 30, 2002; Management's Discussion and Analysis of Operating Results included in the Annual Report of the Corporation for the year ended December 31, 2001; the Consolidated Financial Statements and notes thereto for the year ended December 31, 2001, as well as the unaudited Interim Consolidated Financial Statements and notes thereto for the quarter ended March 31, 2002.

Through its controlling interests in Great-West Lifeco Inc. ("Lifeco") and Investors Group Inc. ("Investors Group"), Power Financial holds substantial interests in the financial services industry in Canada and the United States. Jointly with the Frère group of Belgium, Power Financial also holds a significant interest in Pargesa Holding S.A. ("Pargesa"). The Pargesa group has substantial holdings in a group of major media, energy, water, waste services and specialty minerals companies based in Europe.

The information contained herein concerning Lifeco and Investors Group has been summarized from quarterly information publicly disclosed by them. Pargesa will release its six-month results for 2002 in September, consequently, specific information relating to this company has not been disclosed. The contribution from the European affiliate reported for the six-month period of 2002 has been calculated from information provided by its management and is based in part on preliminary figures. Furthermore, in order to conform to Canadian GAAP, Pargesa's estimated results have been adjusted to eliminate the effect of amortization of goodwill, which consists primarily of Pargesa's share of goodwill amortization recorded by Bertelsmann.

SIX-MONTH RESULTS

In this section, the principal subsidiaries, which make the most significant contribution to the earnings of the Corporation, (Lifeco and Investors Group) are accounted for on the equity basis.

Net earnings of the Corporation are subdivided into the following components:

- operating earnings, which include the Corporation's share of earnings of its subsidiaries and affiliate before non-recurring items as well as results from corporate activities. In order to provide the reader with a more accurate basis for comparison in analysing operating activities, given the introduction of new rules under which goodwill is no longer amortized, operating earnings for 2001 are presented before amortization of goodwill, both on the Corporation's investments and its share of goodwill as recorded by subsidiaries and affiliate;
- goodwill amortization, which applies only to 2001; and
- other income.

Results for 2001 included Power Financial's share of specific charges recorded by Lifeco relating to Alta Health & Life Insurance Company ("Alta"), a subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A").

EARNINGS SUMMARY

	Six months 2002		Six months 2001	
(in millions of dollars, except per share amounts) (unaudited)	Total (1)	per share	Total (1)	per share
Operating earnings	534	1.48	457	1.27
Goodwill amortization	–	–	(45)	(0.13)
Share of specific charges	–	–	(131)	(0.38)
Other income	–	–	214	0.62
Net earnings	534	1.48	495	1.38

(1) before dividends on preferred shares

OPERATING EARNINGS For the six-month period ended June 30, 2002, operating earnings were $534 million or $1.48 per share, as against $457 million or $1.27 per share in 2001, an increase of 16.5 per cent on a per share basis.

The increase in operating earnings reflects primarily:

- growth in the contribution from the subsidiaries and affiliate. Pargesa's contribution to operating earnings for the six-month period includes dividends received by Groupe Bruxelles Lambert ("GBL") from its holdings in Suez and TotalFinaElf. These holdings are accounted for at cost. Readers are reminded that these dividends are received once a year, during the second quarter. GBL received as well a dividend from Bertelsmann in May 2002, a portion of which is accounted for as a preferred dividend and is thus not eliminated in the consolidation process;
- the foregoing is partly offset by a decrease in corporate results.

On a per share basis, 2002 six-month operating earnings also include the effect of increased dividends paid on the Corporation's Preferred Shares, including dividends on the Preferred Shares Series E, which were issued at the end of 2001.

GOODWILL AMORTIZATION Goodwill, which is no longer amortized under new Canadian accounting standards effective January 1st of this year, resulted in an expense of $45 million or $0.13 per share in the six-month period ended June 30, 2001.

Goodwill amortization consisted primarily of the Corporation's share of goodwill recorded by its subsidiaries and affiliate.

SHARE OF SPECIFIC CHARGES During the second quarter of last year, Power Financial recorded its share ($131 million or $0.38 per share) of specific charges related to Alta.

OTHER INCOME Other income was nil in the six-month period ended June 30, 2002, compared with income of $214 million or $0.62 per share in the corresponding period of last year.

During the second quarter of 2001, the Corporation recorded a $231 million dilution gain as a result of the decrease in its ownership in Investors Group. In the Mackenzie Financial Corporation ("Mackenzie") transaction, which was completed in April 2001, Investors Group issued common shares to third parties at a price above book value. This gain has been partly offset by Power Financial's share ($33 million on an after-tax basis) of the special charge related to the costs to be incurred in realizing synergies from the acquisition of Mackenzie by Investors Group. In addition, Power Financial's share of net gains recorded within the Pargesa group in the first six-month period of last year amounted to $16 million.

NET EARNINGS Net earnings were $534 million or $1.48 per share in the six-month period ended June 30, 2002, compared with $495 million or $1.38 per share in the corresponding period of 2001.

SECOND QUARTER RESULTS

Operating earnings were $297 million or $0.83 per share in the second quarter of 2002, compared with $264 million or $0.73 per share in the corresponding period of last year. This represents an increase of 13.6 per cent on a per share basis.

Net earnings were $297 million or $0.83 per share during the second quarter of 2002, identical with the figure for the second quarter of 2001. Net earnings in 2001 included goodwill amortization of $29 million, Power Financial's share of specific charges recorded by Lifeco of $131 million and other income of $193 million.

CASH FLOW

On a consolidated basis, cash and cash equivalents decreased during the six-month period by $68 million, compared with an increase of $155 million during the same period of last year.

Operating activities produced a net inflow of $681 million during the period in 2002, compared with a net inflow of $730 million for the corresponding period of 2001.

Cash flow from financing activities resulted in a net outflow of $608 million in 2002, compared with a net inflow of $2,067 million in the six-month period of 2001. Included in the 2001 figure were the financing activities relating to the acquisition of Mackenzie by Investors Group.

Cash flow from investing activities resulted in a net outflow of $141 million in 2002, compared with a net outflow of $2,642 million in 2001, which included the acquisition of Mackenzie by Investors Group.

DIVIDEND PER COMMON SHARE

Power Financial declared a dividend of 26 cents per common share during the second quarter of 2002, compared with 22 cents for the same quarter of the previous year, an increase of 18.2 per cent. For the six-month period, total dividends declared per common share amounted to 50 cents in 2002, compared with 42 cents in 2001, an increase of 19 per cent.

SHAREHOLDERS' EQUITY

Power Financial's shareholders' equity amounted to $6,133 million at June 30, 2002, compared with $5,828 million at the end of 2001. The increase of $305 million is primarily due to:

- an increase of $341 million in retained earnings;
- a net $37 million negative variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments in Pargesa and GWL&A.

SUBSEQUENT EVENTS

- On June 25, 2002, the Corporation gave notice of its intention to redeem all of its outstanding Variable Rate Exchangeable Debentures, due April 30, 2014. The aggregate principal amount of these Exchangeable Debentures outstanding was approximately $105 million. The Exchangeable Debentures were issued by Power Financial in May 1989 following the sale of its subsidiary, Montreal Trustco Inc. Pursuant to their rights under the terms of the trust indenture governing the Exchangeable Debentures, the holders of all the outstanding debentures exercised their rights to receive a specified number of shares of BCE Inc. and Nortel Networks Corporation held by Power Financial. As a result, on July 12, 2002, the Corporation delivered to such holders 5,465,742 shares of BCE Inc. and 8,583,325 shares of Nortel Networks Corporation in the aggregate, in lieu of the cash redemption proceeds to which they would have otherwise been entitled.
- On June 26, 2002, the Corporation announced the issue of 6,000,000 Non-Cumulative First Preferred Shares, Series F, for gross proceeds of $150 million. Completion and closing of the issue took place on July 16, 2002. The Preferred Shares were priced at $25 per share and carry a 5.90% annual dividend. Proceeds from the issue will be used to supplement the Corporation's financial resources and for general corporate purposes.

Lifeco reported net income attributable to common shareholders of $456 million or $1.236 per common share for the six months ended June 30, 2002, compared with $0.543 per common share reported in the same period of last year.

Adjusted for goodwill amortization and specific charges related to Alta, six-month earnings per share would have been $1.069 in 2001. On this basis, six-month earnings per share in 2002 of $1.236 represent an increase of 16 per cent over the 2001 figure.

For the second quarter, net income attributable to common shareholders was $234 million, compared with adjusted 2001 results of $216 million.

HIGHLIGHTS – FIRST SIX MONTHS 2002

- Earnings per common share increased 16 per cent over 2001 adjusted levels, reflecting solid increases in earnings from both Canadian and United States operations.
- Return on common shareholders' equity was 22.5 per cent for the twelve months ended June 30, 2002, compared with 20.9 per cent in 2001, using 2001 adjusted results.
- Quarterly dividends declared were increased by 10 per cent or $0.0225 to $0.2475 per common share for September 30, 2002. Dividends paid on common shares for six months of 2002 were 22 per cent higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company ("Great-West Life") in Canada and GWL&A in the United States, together with Lifeco's corporate results. The following comparative figures for 2001 have been adjusted to exclude goodwill amortization and Alta charges.

In Canada, Great-West Life's six months net income attributable to common shareholders increased 16 per cent to $220 million from $189 million for the six-month period ended June 30, 2001. For the second quarter, Great-West Life's net income was $113 million in 2002, compared with $97 million in 2001, an increase of 16 per cent.

Including the Canadian portion of Lifeco's corporate results, Canadian consolidated net earnings of Lifeco for the first six months of 2002 were $211 million, compared with $185 million a year ago.

Total assets under administration at June 30, 2002 were $53.7 billion, up 3 per cent from a year ago and essentially the same as at December 31, 2001.

In the United States, GWL&A's six months net income attributable to common shareholders increased 12 per cent to US$161 million from US$144 million at June 30, 2001. For the second quarter, GWL&A's net earnings were $82 million essentially unchanged from a year ago, after adjusting for charges related to Alta in 2001.

Including the United States portion of Lifeco's corporate results and translated to Canadian dollars, Lifeco's United States consolidated net earnings for the first six months of 2002 increased 15 per cent to $245 million from $213 million a year ago.

Total assets under administration were $41.3 billion at June 30, 2002, relatively unchanged from a year ago, and down $2.9 billion compared with December 31, 2001, essentially due to changes in foreign exchange translation rates.

FINANCIAL HIGHLIGHTS (unaudited)

For the six months ended June 30
(in millions of dollars, except per share amounts)

	2002			2001			Change (%)
Premiums:	Canada	U.S.	Total	Canada	U.S.	Total	
Life insurance, guaranteed annuities and insured health products	2,096	1,446	3,542	1,994	1,598	3,592	(1)
Reinsurance & specialty general insurance	1,655	–	1,655	1,475	–	1,475	12
Self-funded premium equivalents (ASO contracts) (1)	670	4,159	4,829	620	4,565	5,185	(7)
Segregated funds deposits: (1)							
Individual products	1,012	327	1,339	926	283	1,209	11
Group products	590	1,858	2,448	532	2,236	2,768	(12)
Total premiums and deposits	6,023	7,790	13,813	5,547	8,682	14,229	(3)
Fee and other income	214	724	938	188	741	929	1
Paid or credited to policyholders	4,141	1,771	5,912	3,823	2,003	5,826	1
Net income attributable to:							
Preferred shareholders	15	1	16	15	1	16	–
Common shareholders	211	245	456	155	47	202	126
2001 adjustments (2)							
Goodwill amortization	–	–	–	30	2	32	
Alta	–	–	–	–	164	164	
Adjusted net income attributable to common shareholders (2)	211	245	456	185	213	398	15
Return on common shareholders' equity (12 months):							
Net income			20.1%			15.2%	
Adjusted net income (2)			22.5%			20.9%	
Per common share							
Basic earnings			1.236			0.543	128
2001 adjustments (2)							
Goodwill amortization			–			0.086	
Alta			–			0.440	
Adjusted basic earnings (2)			1.236			1.069	16
Dividends paid			0.450			0.370	22
Book value			10.80			9.92	9
At June 30							
Total assets	34,494	23,529	58,023	33,542	22,911	56,453	3
Segregated funds assets (1)	19,153	17,814	36,967	18,464	18,473	36,937	–
Total assets under administration	53,647	41,343	94,990	52,006	41,384	93,390	2
Capital stock and surplus			4,510			4,214	7

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the company does earn fee and other income related to these contracts.

Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is presented for information. 2001 results include:

(i) a charge of $32 million after tax or $0.086 per common share related to the amortization of goodwill. On January 1, 2002, the company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets;

(ii) a charge of $164 million after tax or $0.440 per common share related to Alta, an indirect wholly owned subsidiary and part of the company's United States Employee Benefits segment.

Return on common shareholders' equity is also presented excluding 2001 adjustments.

Figures below reflect the inclusion of Mackenzie from the date of acquisition effective April 20, 2001.

Investors Group reported net income attributable to common shareholders for the six months ended June 30, 2002 of $247.1 million or $0.931 per share, compared with $167.4 million or $0.722 per share for the same period in 2001[1], after excluding both the restructuring charge of $54.1 million after tax taken in the second quarter of last year related to the acquisition of Mackenzie and goodwill amortization (related to the acquisition of Mackenzie and to the company's investment in Lifeco). This represents an increase of 28.9 per cent on a per share basis.

A change in accounting estimates effective April 1, 2001 related to amortization of sales commissions, reduced expenses and increased earnings for the six months ended June 30, 2002 by $19.8 million after tax or $0.074 per share. Excluding this change, earnings per share for the six-month period would have been $0.857, an increase of 18.7 per cent over the 2001 figure. Investors Group changed the period of amortization of these expenditures to reflect a more accurate estimate of their useful life. This estimate is also consistent with that used by Mackenzie and the Canadian industry generally.

For the three months ended June 30, 2002, net income attributable to common shareholders was $130.6 million or $0.492 per share, compared with $101.9 million or $0.404 per share in the second quarter of 2001 after excluding the restructuring charge and goodwill amortization, an increase of 21.8 per cent on a per share basis.

HIGHLIGHTS

- Gross revenues for the six months of 2002 were $1,013.2 million, compared with $771.2 million last year. Operating expenses were $593.3 million for the six months, compared with $478.8 million in 2001.
- Client assets under management and administration at June 30, 2002 totalled $80.5 billion, compared with $81.9 billion at June 30, 2001.
- Shareholders' equity at June 30, 2002 was $2.8 billion, compared with $2.7 billion at December 31, 2001. Return on average common equity for the six months was 19.7 per cent, compared with 20.8 per cent for the same period in 2001.
- The Board of Directors declared an increase of $0.02 in the quarterly dividend payable October 31, 2002 on the corporation's common shares, from $0.205 to $0.225 per share.

(1) Including the restructuring charge and goodwill amortization, net earnings attributable to common shareholders were $90.4 million for the six-month period in 2001.

INVESTORS GROUP'S OPERATIONS

Mutual fund sales for the six-month period through Investors Group's own consultant network were $3.0 billion, compared with $3.1 billon in the prior year. Mutual fund net sales for the period were $547 million, compared with last year's $592 million. Net sales of long-term funds (excluding money market funds) were $459 million, 9.7 per cent above 2001 net sales of $418 million.

Mutual fund assets at June 30, 2002 were $39.9 billion, declining 3.6 per cent from $41.4 billion at June 30, 2001. Mutual fund assets in 2001 have been restated to exclude $2.4 billion in Maxxum assets transferred to Mackenzie effective October 5, 2001.

Investors Group's redemption rate at June 30, 2002 (excluding money market funds) was 9.2 per cent compared with 10.6 per cent a year ago.

MACKENZIE'S CANADIAN OPERATIONS

Mutual fund sales for the six-month period were $3.5 billion, compared with $3.0 billion in the prior year. Mutual fund net sales for the period were $377.7 million, compared with $185.1 million in the prior year. Mackenzie's net sales of long-term funds (excluding money market and managed yield funds) were $778.9 million for the period, compared with net redemptions of $374.6 million in 2001.

Mutual fund assets under management at June 30, 2002 were $32.5 billion, compared with $30.5 billion a year ago. Mutual fund assets in 2002 reflect the transfer of Maxxum assets.

Mackenzie's redemption rate at June 30, 2002 (excluding money market and managed yield funds) was 11.2 per cent compared with 11.1 per cent a year ago.

INVESTORS GROUP INC.

FINANCIAL HIGHLIGHTS (unaudited)

(in millions of dollars, except per share amounts)	For the three months ended June 30 2002	2001	Change (%)	For the six months ended June 30 2002	2001	Change (%)
Net income available to common shareholders (1)	130.6	100.7	29.7	247.1	164.9	49.9
Goodwill amortization (2)	–	1.2		–	2.5	
Adjusted net income	130.6	101.9	28.2	247.1	167.4	47.6
Diluted earnings per share (1)	0.492	0.399	23.3	0.931	0.712	30.8
Goodwill amortization (2)	–	0.005		–	0.010	
Adjusted diluted earnings per share	0.492	0.404	21.8	0.931	0.722	28.9
Dividends per share	0.205	0.175	17.1	0.410	0.350	17.1
Return on equity				19.7%	20.8%	
Mutual funds						
Investors Group						
Sales	1,256.3	1,470.4	(14.6)	2,987.1	3,512.9	(15.0)
Net sales	(22.7)	178.8	(112.7)	546.8	760.5	(28.1)
Assets under management (3)				39,921.0	43,822.1	(8.9)
Mackenzie Financial Corporation (4)						
Sales	1,672.3	937.4	N/M	3,501.0	937.4	N/M
Net sales	136.9	(71.6)	N/M	377.7	(71.6)	N/M
Assets under management (3)				32,464.1	30,510.4	6.4
Combined mutual fund assets under management				72,385.1	74,332.5	(2.6)
Insurance in force (face amount)				26,489.1	22,952.5	15.4
Securities operations assets under administration (5)				4,309.3	3,600.5	19.7
Mortgages serviced (5)				7,256.7	7,865.8	(7.7)
Deposits and certificates (5)				698.6	620.1	12.7
Clients (5)				2,671,169	2,660,307	0.4
Client accounts (5)				9,701,539	9,477,254	2.4
Consultants				3,321	3,532	(6.0)
Employees (5)				3,385	3,652	(7.3)
Financial planning centres				108	104	3.8

(1) Net income and earnings per share for the three- and six-month periods ended June 30, 2001 exclude both a restructuring charge of $95.6 million ($54.1 million after tax) taken in the second quarter and goodwill amortization related to the acquisition of Mackenzie. Including these items, net earnings attributable to common shareholders were $26.3 million and $90.4 million for the three-month and six-month periods ended June 30, 2001, respectively.

(2) Represents goodwill amortization related to the company's investment in affiliate to reflect accounting standards now in effect. (See Note 1 of the interim financial statements.)

(3) Assets of $2,214.5 million were transferred to Mackenzie on integration of Maxxum operations with Mackenzie effective October 5, 2001.

(4) For Canadian mutual fund operations only. 2001 results are from date of acquisition or as at June 30.

(5) Includes Mackenzie.

Note: Certain comparative figures in this report have been restated to conform with current-year presentation.

POWER FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(unaudited)

(in millions of dollars)	June 30, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents	2,052	2,120
Investments		
Shares	1,673	1,500
Bonds	31,921	32,585
Mortgages and other loans	14,945	15,237
Real estate	1,240	1,276
	49,779	50,598
Investment in affiliate, at equity	1,494	1,406
Goodwill and intangibles (Note 2)	5,052	4,796
Future income taxes	320	483
Other assets	7,320	7,666
	66,017	67,069
LIABILITIES		
Policy liabilities		
Actuarial liabilities	42,935	43,909
Other	3,516	3,690
Deposits and certificates	699	671
Long-term debt	2,398	2,437
Future income taxes	419	269
Other liabilities	5,392	5,791
	55,359	56,767
Non-controlling interests	4,525	4,474
SHAREHOLDERS' EQUITY		
Stated capital (Note 3)		
Preferred shares	750	750
Common shares	548	547
Retained earnings	4,543	4,202
Foreign currency translation adjustments	292	329
	6,133	5,828
	66,017	67,069

POWER FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)

(in millions of dollars, except per share amounts)	For the three months ended June 30 2002	2001	For the six months ended June 30 2002	2001
REVENUES				
Premium income	2,289	2,661	5,197	5,067
Investment income	922	990	1,905	1,922
Fee income	952	885	1,890	1,638
	4,163	4,536	8,992	8,627
EXPENSES				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	2,610	3,006	5,912	5,826
Commissions and operating expenses	949	987	1,906	1,853
Special charges	–	202	–	202
Interest expense	37	37	75	41
	3,596	4,232	7,893	7,922
	567	304	1,099	705
Share of earnings of affiliate	45	31	46	34
Other income, net (Note 6)	–	131	–	152
Earnings before income taxes, amortization of goodwill and non-controlling interests	612	466	1,145	891
Income taxes	202	80	386	226
Amortization of goodwill	–	38	–	56
Non-controlling interests	113	51	225	114
Net earnings	297	297	534	495
Earnings per common share (Note 5)				
Basic	0.83	0.83	1.48	1.38
Diluted	0.82	0.82	1.46	1.36
Earnings before amortization of goodwill per common share				
Basic	0.83	0.91	1.48	1.51
Diluted	0.82	0.90	1.46	1.49

POWER FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited)

For the six months ended June 30 (in millions of dollars)	2002	2001
Retained earnings, beginning of year	4,202	3,663
Add		
Net earnings	534	495
	4,736	4,158
Deduct		
Dividends		
Preferred shares	20	16
Common shares	173	146
Other	–	4
	193	166
Retained earnings, end of period	4,543	3,992

POWER FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in millions of dollars)	For the three months ended June 30 2002	2001	For the six months ended June 30 2002	2001
OPERATING ACTIVITIES				
Net earnings	297	297	534	495
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	(15)	(37)	(128)	536
Decrease (increase) in funds withheld by ceding insurers	140	84	355	(249)
Amortization and depreciation	8	47	15	68
Future income taxes	11	(131)	81	(96)
Non-controlling interests	113	51	225	114
Other	474	235	(401)	(138)
Cash from operating activities	1,028	546	681	730
FINANCING ACTIVITIES				
Dividends paid				
By subsidiaries to non-controlling interests	(56)	(32)	(106)	(66)
Preferred shares	(10)	(8)	(19)	(16)
Common shares	(84)	(70)	(167)	(139)
	(150)	(110)	(292)	(221)
Issue of common shares	–	–	1	–
Issue of common shares by subsidiaries	8	–	17	–
Repurchase of common shares by subsidiaries	(36)	(34)	(74)	(66)
Issue of preferred shares by a subsidiary	–	360	–	360
Issue of long-term debt, commercial paper and other loans	–	2,047	–	2,047
Repayment of long-term debt, commercial paper and other loans	(241)	(6)	(287)	(35)
Other	18	(20)	27	(18)
	(401)	2,237	(608)	2,067
INVESTMENT ACTIVITIES				
Bond sales and maturities	4,895	5,304	10,488	10,087
Mortgage loan repayments	436	786	867	1,519
Sale of shares	–	328	212	603
Change in loans to policyholders	(151)	21	(170)	(231)
Change in repurchase agreements	68	(2)	102	351
Investment in subsidiaries	–	(2,602)	–	(2,602)
Investment in bonds	(5,067)	(5,975)	(10,679)	(10,575)
Investment in mortgage loans	(396)	(447)	(693)	(1,390)
Investment in shares	(356)	(88)	(400)	(390)
Other	76	(10)	132	(14)
	(495)	(2,685)	(141)	(2,642)
Increase (decrease) in cash and cash equivalents	132	98	(68)	155
Cash and cash equivalents, beginning of period	1,920	1,888	2,120	1,831
Cash and cash equivalents, end of period	2,052	1,986	2,052	1,986

1. SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at June 30, 2002 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2001, except as noted below.

GOODWILL

Effective January 1, 2002, the Corporation adopted the recommendations of the CICA Handbook Section 3062 – Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets with an indefinite life are no longer amortized but must be reviewed at least annually.

Any impairment loss resulting from the transitional impairment test is to be recorded as a cumulative effect of change in accounting policy and charged to opening retained earnings. Other than the elimination of goodwill amortization charges and a reclassification of $216 million from Future Income Taxes to Goodwill on the Corporation's balance sheet, the new standards had no impact on the financial statements for the three months and six months ended June 30, 2002.

Goodwill amortization amounted to $38 million and $56 million, respectively, for the three months and six months ended June 30, 2001. In accordance with the provisions of Section 3062, prior periods have not been restated.

FOREIGN CURRENCY TRANSLATION

On January 1, 2002, the Corporation adopted the recommendations of the CICA Handbook Section 1650 – Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. This change in accounting policy had no material effect on the financial statements of the Corporation.

STOCK-BASED COMPENSATION

Effective January 1, 2002, the Corporation adopted the recommendations of the CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments. Under this standard, all stock-based payments to non-employees must be accounted for using a fair value-based method of accounting. This new standard encourages, but does not require, the use of the fair value-based method to account for stock-based transactions with employees. The Corporation has chosen to continue to account for stock-based compensation using the intrinsic value method. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro-forma net income and pro-forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost. Subsidiaries of the Corporation issued stock options during the six-month period ended June 30, 2002. Had the fair value-based accounting method been applied to options granted in the period, net earnings and earnings per share would have been similar to reported earnings.

COMPARATIVE FIGURES

Certain of 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. GOODWILL AND INTANGIBLE ASSETS

A summary of changes in the Corporation's goodwill and intangible assets for the first six months is as follows:

(in millions of dollars)

GOODWILL	
Balance, beginning of period	4,796
Reclassification between goodwill and intangible assets	(1,389)
Reclassification between goodwill and future income taxes	216
Other	40
Balance, end of period	3,663
INTANGIBLE ASSETS	
Balance, beginning of period	–
Reclassified from goodwill	1,389
Balance, end of period	1,389

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and shareholders' portion of acquired future participating account profits. These are indefinite-life intangible assets and are not subject to amortization.

3. CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

Authorized

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series, and of common shares.

Issued and Outstanding

	June 30, 2002		December 31, 2001	
	Number of Shares	Stated Capital	Number of Shares	Stated Capital
		(in millions of dollars)		(in millions of dollars)
Preferred Shares				
Series A First Preferred Shares	4,000,000	100	4,000,000	100
Series B First Preferred Shares	6,000,000	150	6,000,000	150
Series C First Preferred Shares	6,000,000	150	6,000,000	150
Series D First Preferred Shares	6,000,000	150	6,000,000	150
Series E First Preferred Shares	8,000,000	200	8,000,000	200
		750		750
Common Shares	346,856,840	548	346,701,840	547

STOCK OPTION PLAN

Options were outstanding at June 30, 2002 to purchase, until October 21, 2011, 7,230,000 common shares, at various prices from $5.06250 to $33.73 per share.

4. SEGMENTED INFORMATION

INFORMATION ON PROFIT MEASURE For the three months ended June 30, 2002 (in millions of dollars)

	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	2,289				2,289
Net investment income	884	30		8	922
Fee income	475	477			952
	3,648	507		8	4,163
EXPENSES					
Insurance claims	2,610				2,610
Commissions, other operating expenses	673	270		6	949
Interest expense		20		17	37
	3,283	290		23	3,596
	365	217		(15)	567
Share of earnings of affiliate			45		45
Earnings before the following:	365	217	45	(15)	612
Income taxes	119	82		1	202
Non-controlling interests	65	58		(10)	113
Contribution to consolidated net earnings	181	77	45	(6)	297

INFORMATION ON PROFIT MEASURE For the three months ended June 30, 2001 (in millions of dollars)

	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	2,661				2,661
Net investment income	940	38		12	990
Fee income	450	435			885
	4,051	473		12	4,536
EXPENSES					
Insurance claims	3,006				3,006
Commissions, other operating expenses	706	272		9	987
Special charges	202				202
Interest expense		24		13	37
	3,914	296		22	4,232
	137	177		(10)	304
Share of earnings of affiliate			31		31
Other income - net		(95)	(5)	231	131
Earnings before the following:	137	82	26	221	466
Income taxes	52	32		(4)	80
Amortization of goodwill	16	21		1	38
Non-controlling interests	41	11		(1)	51
Contribution to consolidated net earnings	28	18	26	225	297

4. SEGMENTED INFORMATION (CONTINUED)

INFORMATION ON PROFIT MEASURE For the six months ended June 30, 2002 (in millions of dollars)

	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	5,197				5,197
Net investment income	1,826	61		18	1,905
Fee income	938	952			1,890
	7,961	1,013		18	8,992
EXPENSES					
Insurance claims	5,912				5,912
Commissions, other operating expenses	1,342	554		10	1,906
Interest expense		40		35	75
	7,254	594		45	7,893
	707	419		(27)	1,099
Share of earnings of affiliate			46		46
Earnings before the following:	707	419	46	(27)	1,145
Income taxes	223	162		1	386
Non-controlling interests	133	111		(19)	225
Contribution to consolidated net earnings	351	146	46	(9)	534

INFORMATION ON PROFIT MEASURE For the six months ended June 30, 2001 (in millions of dollars)

	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	5,067				5,067
Net investment income	1,844	62		16	1,922
Fee income	929	709			1,638
	7,840	771		16	8,627
EXPENSES					
Insurance claims	5,826				5,826
Commissions, other operating expenses	1,386	454		13	1,853
Special charges	202				202
Interest expense		25		16	41
	7,414	479		29	7,922
	426	292		(13)	705
Share of earnings of affiliate			34		34
Other income - net		(95)	16	231	152
Earnings before the following:	426	197	50	218	891
Income taxes	148	83		(5)	226
Amortization of goodwill	32	21		3	56
Non-controlling interests	90	30		(6)	114
Contribution to consolidated net earnings	156	63	50	226	495

5. EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

For the six months ended June 30 (in millions of dollars)	2002	2001
Net earnings	534	495
Dividends on preferred shares	(20)	(16)
Net earnings available to common shareholders	514	479
Weighted number of common shares outstanding (millions)		
Basic	346.8	347.1
Exercise of stock options	7.2	7.4
Shares repurchased	(2.3)	(2.7)
Weighted number of common shares outstanding (denominator) (millions)		
Diluted	351.7	351.8

For the three months ended June 30 (in millions of dollars)	2002	2001
Net earnings	297	297
Dividends on preferred shares	(10)	(8)
Net earnings available to common shareholders	287	289
Weighted number of common shares outstanding (millions)		
Basic	346.9	347.1
Exercise of stock options	7.2	7.4
Shares repurchased	(2.3)	(2.7)
Weighted number of common shares outstanding (denominator) (millions)		
Diluted	351.8	351.8

6. OTHER INCOME, NET

	For the three months ended June 30		For the six months ended June 30	
(in millions of dollars)	2002	2001	2002	2001
Share of Pargesa gains		(5)		16
Gain resulting from the dilution of the Corporation's interest in Investors Group		231		231
Restructuring costs		(95)		(95)
	–	131	–	152

7. SUBSEQUENT EVENTS

In July 2002, the Corporation redeemed all of its outstanding Variable Rate Exchangeable Debentures due April 30, 2014. The holders of the Exchangeable Debentures elected to receive shares of BCE Inc. ("BCE") and Nortel Networks Corporation ("Nortel") in lieu of the cash redemption proceeds to which they would have otherwise been entitled. As a result, the Corporation will no longer hold BCE and Nortel shares.

On July 16, 2002, the Corporation proceeded with the issue of 6,000,000 Non-Cumulative First Preferred Shares, Series F, carrying a 5.90% annual dividend, for proceeds of $150 million.